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                 March 15, 2021

       Charles W. Scharf
       Chief Executive Officer
       Wells Fargo & Company
       420 Montgomery Street
       San Francisco, CA 94104

                                                        Re: Wells Fargo &
Company
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2021
                                                            File No. 333-253886

       Dear Mr. Scharf:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance